UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated June 20, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Sibanye-Stillwater commits to restoring and improving on safety at its operations
Johannesburg, 20 June 2018: Further to the announcement released on Thursday 14 June 2018 advising of the tragic loss of five employees who passed away after entering an area at its Kloof Ikamva mine that is not currently mined, on Monday 11 June 2018, Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL)
wishes to provide an update on safety at its operations.

Sibanye-Stillwater has recently experienced a significant increase in safety incidents at its Southern Africa
(SA) operations, with 20 employees losing their lives in nine incidents since February 2018. This substantial regression in safety, is unacceptable.
Commenting on the safety incidents, CEO Neal Froneman voiced the following: “One life lost is one too many. We are appalled by the loss of our employees’ lives at our mines over the past few months. It pains all of us when employees are injured or lose their lives in safety incidents. While we cannot rectify the harm that has occurred, we will continue to support the families as best we can in their grief. The safety of employees is our primary concern and, if it is not safe to operate, we expect conditions to be fixed before work can resume at a working place. There is substantial evidence that well-organised workplaces are both safe and productive, and that is our aim.”
Sibanye-Stillwater’s safety record
After an extensive roll out of a fully revised safety strategy in 2017, there was a significant improvement in all safety indicators during the course of the year. Over a period of over four months until early February
2018, 3.8 million shifts were worked in our gold operations without loss of life, with the Group maintaining a leading safety performance. In addition, a culture transformation programme is in the process of being implemented at our mines, with the objective to influence attitudes to safety, promote compliance with safe work practices and instil a culture of effective risk management at our mines

The recent spate of fatalities in a short period of time is unparalleled in Sibanye-Stillwater’s history. While more than half of the fatalities (12 of the 20 deaths experienced this year) are the result of two specific incidents which were unrelated and very different in nature, the number and frequency of recent events is of grave concern.
As previously discussed at our SA PGM investor day on 7 June 2018
(https://www.sibanyestillwater.com/investors/events/pgm-day), the seismic incident which caused the tragedy at Driefontein on 3 May 2018, was primarily technical. There was no preliminary evidence that our operational controls had failed and, as we have previously stated, our deep level mine designs, layouts and safety procedures are generally adequate to cater for seismic related circumstances. Should there be a need to re-evaluate any of these to accommodate additional learning and enhance scientific understanding following the investigation by the DMR, these will be implemented.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

A thorough investigation will be undertaken by management, the Department of Mineral Resources
(DMR) and other stakeholders, as per regulatory convention, to determine the cause of the incident and we will ensure that any remedial actions that may result from the investigation will be implemented in order to prevent similar incidents in future.

A memorial service has been scheduled for Wednesday, 20 June 2018 at 14:00, followed by a day of safety on Thursday, 21 June 2018. Operations at Ikamva mine will only resume once all work places at
Ikamva Mine have been audited to ensure there are no substandard conditions.
Condolences
The Board and management of Sibanye-Stillwater once again wish to extend their sincere condolences to the families, friends and colleagues of the deceased employees and all others impacted by this tragic event.

The families of all five deceased employees have been receiving necessary support and counselling, and Sibanye-Stillwater will continue to support the families of the deceased colleagues financially and emotionally, with counselling, housing, education support and other benefits provided to assist them.

Employee’s right to a safe work environment is non-negotiable
Sibanye-Stillwater does not condone anyone being forced to work if it is unsafe or employees being disciplined if they exercise their right to withdraw when conditions are not safe. We support and promote adherence to Section 23 of the Mine Health and Safety Act, and have numerous safety programmes which inform employees, supervisors and managers about the right to withdraw from an unsafe work place and how to apply Section 23 responsibly. We have also instituted a programme to promote the behaviour change required so that the right to withdraw becomes an integral part of our workplace culture.
There is a formal grievance procedure and an anonymous tip-offs system in place that any employee can use if they are given an unlawful instruction or are victimised. Any supervisor who has been found to force workers to work in unsafe conditions is liable to disciplinary action.

We would like to encourage employees and stakeholders to provide us with more information, should they be aware of any intimidation which prevents employees from exercising their right in terms of Section
23. During the Masakhane and Ikamva safety incidents, allegations were made that employees were forced to work in unsafe conditions, although no evidence or tip-off has been provided to substantiate this.
Our commitment to improved safety
It is necessary for all stakeholders to work together, to support and enable the achievement of zero harm in the workplace. As such Sibanye-Stillwater first called for a safety summit in February 2018 to further improve on safety performance and enhance the behavioural intervention that had been launched. A safety summit was held with all key mining stakeholders on 25 May 2018, and we are optimistic that this will be the start of working towards a common goal of reducing work related fatal accidents and injuries in the mining industry. The joint safety pledge demonstrates shared commitment to a collaborative approach, with further inclusive summits planned to secure greater definition around implementation modalities. For more information refer to www.sibanyestillwater.com/investors/news/company-
announcements/2018 for the release issued on 4 June 2018.
To support the quest for improved safety, we are funding an independent study being conducted by a leading visiting academic at the University of the Witwatersrand with the aim of developing practical recommendations for enhancing risk management effectiveness at our operations. This work, which forms part of a wider study on the origins and impact of the MHSA, will be performed through the Centre for Sustainability in Mining and Industry. We are also pleased to announce the appointment of Dr Kobus de Jager as Corporate Head of Safety with a primary remit to review and enhance the company’s safety management. Dr de Jager, who holds a visiting adjunct professorship at the University of the
Witwatersrand, has over 40 years’ experience in mine safety with academic and practical credentials in leadership and behavioural safety. In addition the sponsorship and recent launch of DigiMine as a collaborative partnership with the University of the Witwatersrand is expected to complement these initiatives through provision of technology to improve safety and operating effectiveness. (refer to Wits
University release on 28 March 2018 at https://www.sibanyestillwater.com/investors/news/company-
announcements/2018)

CEO Neal Froneman concludes by saying, ”Resolving our recent safety challenges is our most critical imperative. We cannot accept that lives are lost in extracting minerals from the earth, and we will leave no stone unturned in restoring a safety performance that meets our expectations. Mining at Sibanye-
Stillwater can, and must, continue to provide economic activity to a substantial part of South Africa’s population without causing unacceptable harm.”

Ends.

Contacts:
Email: ir@sibanyestillwater.com
Thabisile Phumo
Head of Stakeholder engagement: SA region
+27 (0) 83 455 8106
or
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and the “safe harbour” provisions of the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “unlikely”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by
Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These
forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: June 20, 2018
By: /s/ Charl Keyter
Name:      Charl Keyter
Title:        Chief Financial Officer